Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratio of Earnings to Combined Fixed Charges and
Preferred Dividends
(in thousands, except ratios)

		Year Ended December 31
	Nine Months Ended
	September 30 2004	2003	2002	2001	2000	1999
Earnings from continuing operations before income from equity investees	$16,594	$(5,448)	$14,103	$29,619	$119,772 (1)	$12,406
Add:
Fixed charges	83,783	104,626	95,280	97,184	87,602	68,384
Amortization of previously capitalized interest	2,667	3,256	2,601	1,630	1,295	1,263
Distributed income of Unconsolidated Joint
Ventures	26,663	39,780	27,903	21,827	28,479	27,904
Deduct:
Capitalized interest	(4,044)	(9,134)	(6,317)	(23,701)	(25,011)	(14,555)
Preferred distributions	(7,604)	(9,000)	(9,000)	(9,000)	(9,000)	(2,444)

Earnings available for fixed charges and preferred dividends	$118,059	$124,080	$124,570	$117,559	$203,137	$92,958

Fixed charges:
Interest expense	70,377	84,194	77,479	61,959	51,049	48,600
Capitalized interest	4,044	9,134	6,317	23,701	25,011	14,555
Interest portion of rent expense	1,758	2,298	2,484	2,524	2,542	2,785
Preferred distributions	7,604	9,000	9,000	9,000	9,000	2,444

Total fixed charges	$83,783	$104,626	$95,280	$97,184	$87,602	$68,384

Preferred dividends	12,450	16,600	16,600	16,600	16,600	16,600

Total fixed charges and preferred dividends	$96,233	$121,226	$111,880	$113,784	$104,202	$84,984

Ratio of earnings to fixed charges and preferred dividends	1.2	1.0	1.1	1.0	1.9	1.1

(1)	Earnings from continuing operations in 2000 include the Company’s $85.3 million gain on the disposition of Lakeside.